Filed by DRS Technologies, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933
                    and Deemed Filed Pursuant to Rule 14a-12
                        Under the Securities Act of 1934

                Subject Company: Engineered Support Systems, Inc.
                          Commission File No. 000-13880

On November 4, 2005, DRS Technologies, Inc. held a telephone conference call with the investment community that was webcast on the Internet in connection with the financial results for the company's second quarter and six-month period of fiscal 2006 ended September 30, 2005. The call was hosted by Mark S. Newman, Chairman, President and Chief Executive Officer; Richard A. Schneider, Executive Vice President and Chief Financial Officer; and Patricia M. Williamson, Vice President, Corporate Communications and Investor Relations. The conference call transcript follows.

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                                                                Final Transcript


Conference Call Transcript

DRS - Q2 2006 DRS Technologies Earnings Conference Call

Event Date/Time: Nov. 04. 2005 / 1:30PM ET
Event Duration: N/A

CORPORATE PARTICIPANTS

 Patricia Williamson
 DRS Technologies - VP-Corp. Comm., IR

 Mark Newman
 DRS Technologies - Chairman, President, CEO

 Richard Schneider
 DRS Technologies - EVP, CFO

CONFERENCE CALL PARTICIPANTS

 Michael French
 Kaufman Brothers - Analyst

 Steve Levenson
 Ryan Beck - Analyst

 Peter Arment
 JSA Research - Analyst

 Ferat Ongoren
 Citigroup - Analyst

 Howard Rubel
 Jefferies - Analyst

 Patrick McCarthy
 Friedman Billings Ramsey - Analyst

 David Gremmels
 Thomas Weisel Partners - Analyst

 Myles Walton
 CIBC World Markets - Analyst

 Steve Binder
 Bear Stearns - Analyst

 Greg Alexopoulos
 Morgan Stanley - Analyst

 Chris Quilty
 Raymond James & Associates - Analyst

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PRESENTATION

Operator

Good afternoon, everyone, and welcome to today's DRS Technologies conference call. At this time all participants are in a listen-only mode. Later we will conduct a question-and-answer session and instructions will follow at that time. As a reminder, ladies and gentlemen, this call is being recorded.At this time for opening remarks and introductions I'll turn the call over to Ms. Patricia Williamson, Vice President of Corporate Communications and Investor Relations for DRS Technologies. Please go ahead, Ms. Williamson.


Patricia Williamson  - DRS Technologies - VP-Corp. Comm., IR

Good afternoon, and thank you for joining us on today's conference call to review DRS Technologies' financial results for the fiscal 2006 second quarter and first six months, which were reported earlier this morning. With me today are Mark Newman, Chairman, President and Chief Executive Officer of DRS, and Richard Schneider, the Company's Executive Vice President and Chief Financial Officer.

Today's remarks may include some forward-looking statements and certain non-GAAP financial metrics. For more information regarding the Company's definition of these metrics and their usefulness in interpreting DRS's financial results, please refer to today's earnings release and our filings with the Securities and Exchange Commission.

In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act, please note the risks and uncertainties related to forward-looking statements, which are more fully described in the news release and in the Company's SEC filings. DRS does not undertake any obligation to update any forward-looking statements whether as a result of new information, future events or otherwise. I'd now like to turn the call over to Mark Newman. Mark?


Mark Newman  - DRS Technologies - Chairman, President, CEO

Good afternoon, everyone, and thanks for joining us on today's call to discuss the results of our second quarter and first half of fiscal 2006. As our news release this morning indicated, we reported a very strong quarter and set new records for both the quarter and six-month period ended September 30th. Earnings for the quarter were up 35% at $19 million, or $0.66 per diluted share. Revenues and operating income were both higher than last year's second quarter by 14%, including organic growth of approximately 5.6% of a sales increase in the quarter with the balance generated by acquisitions completed during the past nine months.

Our operating margin improved to 10.7%, reflecting increased operating income from higher sales volume and strong performance from our operating segments, particularly the Surveillance and Reconnaissance Group, which achieved a 12.6% operating margin. Free cash flow improved substantially, up 82% from last year's second quarter and over two times net income. We also continued to pay down debt during the quarter and prepaid $10 million on our long-term loan in the quarter and $20 million during the six-month period.

The second quarter of fiscal 2006 was our 22nd consecutive quarter of improvement on a comparative year-over-year basis and we're very proud of that track record.

DRS had an outstanding quarter in booking new business, and we secured a record $598 million in new contracts, 78% higher than last year's second quarter. We ended the quarter with funded backlog at an all-time high of $1.73 billion, 37% above backlog at the same time last year and 32% above backlog posted at the end of our previous fiscal year in March.

In addition to our strong financial performance, we achieved some important milestones during the second quarter. As you know, on September 22nd we announced our definitive agreement to acquire Engineered Support Systems for $43 per share, 70% in cash and 30% in stock. This acquisition will create a strong and diversified products and services company approaching $3 billion in annual revenues.

As we said on our last call, this transaction will add to DRS's significant base of technical and logistics support services, integrated military electronics and support equipment, and a business focused on troop sustainment and rapid response, with broad access to government funding for operations and maintenance (O&M), procurement and RDT&E. With the increased speculation on future defense budgets we're seeing in the news lately, by most accounts there seems to be a consensus about the expected growth of O&M budgets for the next several years. We believe this acquisition will play a critical role in our future growth and look forward with great anticipation to its completion during our fiscal fourth quarter.

Another important milestone during the quarter was our successful bid for the Tactical Range Thermal Imagers program for which we received $46 million in initial funding during the quarter. An IDIQ contract worth $660 million over five years, the capture of this program by our Surveillance and Reconnaissance Group builds on our success in securing the Thermal Weapons Sites II program last year and establishes a significant line of hand-held infrared sensor products. Importantly, this new program expands our soldier systems customer base within the U.S. Marine Corps.

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As you saw in our news release today, our Surveillance and Reconnaissance Group received many other new orders to support the Army's current force modularity and modernization efforts, including sizable new awards for ground-based thermal imaging systems relating to the Horizontal Technology Integration and improved Bradley Acquisition System programs. These orders were complemented by new contracts for TOW missile launchers, command launch units for the Javelin antitank weapons system, vehicle test sets for Abrams and Bradley tanks, embedded diagnostic systems for Bradley vehicles, and Mast Mounted Sights for Kiowa Warrior helicopters.

Also, the Marine Corps exercised an option on the Army's Thermal Weapons Sites II contract, awarding us a $22 million contract during the quarter. We expect additional orders from the Marine Corps on this program in the future.

Key milestones for our C4I segment during the second quarter included the receipt of a new $46 million order on the Force 21 Battle Command Brigade and Below, or FBCB2, program. Many of these systems will be shipped overseas immediately to support Army and Marine Corps units in Iraq and Afghanistan. Installed on Abrams Main Battle Tanks and Bradley Fighting Vehicles, these computer systems will support the Army's Blue Force tracking requirements, which include beyond-line-of-sight reporting and tracking as part of the military's objective to improve battlefield visualization.

During the second quarter, DRS Tactical Systems moved from its Palm Bay, Florida facility to a new expanded facility in Melbourne, Florida to meet the increased production requirements for the FBCB2 program. This move reflects our confidence in the future of this program, and these products remain in very high demand. Our C4I Group also captured a $30 million award to manufacture cable sets for the Army's A3 Bradley combat systems. To date, DRS has delivered more than 41,000 cables for over 500 Bradley vehicles to BAE Systems.

Taking a look at the first half, our results for the fiscal year-to-date period were equally impressive, with increases across the board in revenues, including 7.3% organic growth, operating income, margins, earnings and diluted EPS. Bookings were very strong at $1.1 billion in the first six months. As you saw in our release today, we provided third-quarter guidance for the first time and increase our guidance for fiscal 2006. Our estimate for $1.5 to $1.53 billion in full year revenues, or about 16% above last year sales, does not include our pending acquisition of Engineered Support Systems.

We continue to target an 11% operating margin and raised diluted EPS guidance for the year to a range from $2.55 to $2.60 on higher average shares outstanding, representing about a 23% increase over diluted EPS last year. We reiterated last quarter's guidance for free cash flow of $40 to $50 million for fiscal 2006.

Our excellent results for the second quarter and first half bode well for the next six months. The Company's strong performance to date has solidly positioned us to achieve our goals for the full fiscal year and beyond.

We believe our business is well balanced with a leadership role in key technologies for upgrading the military's current assets, supplying the ongoing war and helping our customers achieve their reset and transformational objectives in our areas of expertise. I'd now like to open the call for questions.

QUESTION AND ANSWER



Operator


(OPERATOR INSTRUCTIONS). Michael French, Kaufman Brothers.


Michael French - Kaufman Brothers - Analyst


Good afternoon. Congratulations on a good solid performance. On the search and reconnaissance, it looks like the growth was very strong. Would you expect that to continue going forward at this rate?


Mark Newman - DRS Technologies - Chairman, President, CEO


Yes. You meant Surveillance and Reconnaissance, that Group.

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Michael French - Kaufman Brothers - Analyst


Yes.


Mark Newman - DRS Technologies - Chairman, President, CEO


Their estimates for the year are very strong onward. And we think we're going to finish the year with them in a very similar fashion.


Michael French - Kaufman Brothers - Analyst


I'm just looking somewhere in the low teens for the growth rate sequentially. So in that type of rate, it could continue sequentially for the rest of the year?


Mark Newman - DRS Technologies - Chairman, President, CEO


Yes, what you're seeing is really the bookings kicking in. So, if you figure all the bookings that we've brought in for the first half of the year, and we're going to have good bookings second half we believe, I think as the quarter starts to move on you're going to see increases in organic growth because of that.


Michael French - Kaufman Brothers - Analyst


Very good. And on depreciation and amortization, was that under $10 million this quarter?


Mark Newman - DRS Technologies - Chairman, President, CEO


I'll turn that over to Rich Schneider.


Richard Schneider - DRS Technologies - EVP, CFO


The depreciation and amortization for the quarter was $10.5 million; it's just over 10 million.


Michael French - Kaufman Brothers - Analyst


Okay, so it's basically consistent. On the press release, but on Other -- under your operating income, where you broke it out, there was a $2.2 million loss. Could you describe what that was related to?


Richard Schneider - DRS Technologies - EVP, CFO


$2 million of that relates to a litigation reserve that we took during the quarter.


Michael French - Kaufman Brothers - Analyst


Okay. And so that's going to be a what -- total returns to a normal level which is a couple hundred thousand dollars or so?


Richard Schneider - DRS Technologies - EVP, CFO


I would expect that, yes.


Michael French - Kaufman Brothers - Analyst


Okay. I'll turn the floor over to the next person now. Thank you.


Operator


Steve Levenson, Ryan Beck.

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Steve Levenson - Ryan Beck - Analyst


In relation to the pending acquisition of Engineered Support, can you give us any information on how the process is going so far, when you think you're going to file the disclosure documents that are necessary?


Mark Newman - DRS Technologies - Chairman, President, CEO


Let me just mention that so far everything is going very well and that we're getting more and more excited in dealing with the people over there. So, it's a fine company, and I think it's going to be a very, very good fit for us, not just the businesses, but the people element. I'll turn the other stuff over to Rich in terms of when we expect to get all those documents out.


Richard Schneider - DRS Technologies - EVP, CFO


Steve, today was the gating item. Obviously we had to wait until we released our second quarter numbers. Once we file the Q, which will be next week, that will open the gate for us, and we should be filing shortly thereafter.


Steve Levenson - Ryan Beck - Analyst


Okay, thank you. Secondly, a great deal of the business you've been getting relates to the opto-electronic infrared stuff. Can you tell us how your capacity is to make a focal point or raise and what the cost picture is? Are you finding you're able to bring down the cost, or do you think you can get even greater revenues in that area?


Mark Newman - DRS Technologies - Chairman, President, CEO


We've got a lot of capacity in our FPA foundries, so that's not a concern at all. Actually, what we're finding is the more we produce, the better we are getting at it. So, I think that's going to be very solid going forward. On top of that, our production capacity in Melbourne, which had been increased over the last couple of years, is adequate to handle the production volumes that we're looking at. So, we don't really see the need for additional space at this time. There will be some need for additional capital and that's all budgeted in our forecast.


Steve Levenson - Ryan Beck - Analyst


Okay, thanks. On the integration, I guess Night Vision Equipment is pretty much running smoothly. I'm wondering about WalkAbout, though, and how that's going and if you're seeing that the acquisition did make the same sort of sense you that it would if you're actually getting orders for those products now, too?


Mark Newman - DRS Technologies - Chairman, President, CEO


Yes and yes. NVEC is doing very nicely. It's exceeding our expectations so far for the year, so we're very pleased there. And WalkAbout is getting orders. And not only that, we're seeing excited acceptance on the part of our military customer for a lot of their products.


Steve Levenson - Ryan Beck - Analyst


Okay, thanks very much.


Operator


Peter Arment, JSA Research.


Peter Arment - JSA Research - Analyst


A question regarding -- I guess there's still a piece that's got to be awarded on the infrared thermal sites. Could you give us a little color on that? When do you think that will be awarded and what do you think you're potential is on that award?

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Mark Newman - DRS Technologies - Chairman, President, CEO


Which program are you thinking about?


Peter Arment - JSA Research - Analyst


Obviously, there's the -- there was the Long Range Tactical Thermal.


 Mark Newman  - DRS Technologies - Chairman, President, CEO


Are you talking along with the one we just announced, the long-range one?


Peter Arment - JSA Research - Analyst


Yes.


Mark Newman - DRS Technologies - Chairman, President, CEO


That's obviously an open item, and we're competing on that, so we really don't want to comment, but --.


Peter Arment - JSA Research - Analyst


Do you know when you expect to hear?


Mark Newman - DRS Technologies - Chairman, President, CEO


It won't be long I don't think. It could be over the next month or two. I never like to speculate on when awards are going to come out.


Peter Arment - JSA Research - Analyst


And then just regarding I guess some of the other opportunities. You've had a tremendous amount of bookings activity and you said your second half continues to look favorable in that regard. It's been a strong book to bill, and you don't see any of that mix changing over the next six months?


Mark Newman - DRS Technologies - Chairman, President, CEO


No, I think when you take a look at the book to bill for this last quarter, you're up at 1.65, that's high. We like to be better than one times -- well, you call it billings, but we call it shipments -- but we're still seeing strong potential going out for the rest of the year, and frankly, good potential for next year, as well.


Peter Arment - JSA Research - Analyst


And then you did allude to about some of the changes that are going to be taking place coming out of the QDR and things of that nature. But you expose yourself a lot more to the O&M. If then, if you could just give us a little more color in that regard.


Mark Newman - DRS Technologies - Chairman, President, CEO


I think we want to all see the QDR and have a chance to digest it before we make a lot of comments. I just believe that the kinds of areas that we're involved with are going to stay strong because our kind of equipment works well on old platforms, current force, transformational force, future force -- whatever platform the military comes up with I think you'll find homes for the kinds of things we do. So, I don't think we see the same exposure as if, say, we were building an airplane or a ship. So, we're just going to have to battle it out with everyone else to make sure that we maintain our fair share of the budget.


Peter Arment - JSA Research - Analyst


Great, thanks. Nice quarter, guys.

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Operator


Ferat Ongoren, Citigroup.


Ferat Ongoren - Citigroup - Analyst


First question on organic growth. Looking at the guidance, you imply that third quarter is going to be about 5% and then (indiscernible) a sharp increase into the fourth quarter, about 20% organic growth. I'm looking at Surveillance and Reconnaissance segment or the second question; Book to bill is over two times, but the revenues have been quite flattish. Is there a program delay? Could we just talk about the overall revenue acceleration and is that going to be due to one program or a couple of things?


Mark Newman - DRS Technologies - Chairman, President, CEO


I think we've always said that as we began to book this stuff there was going to be a lag between the time the contracts actually come in until the time they go out the door. So, there's no question in some of these areas of business that we're involved with you're going to start to see organic growth. Keep in mind that a lot of the contracts start out in development mode and then they run into production. So, you're not recording sales at a high level while it is still in development. There are a number programs that we've won that are now just going into the development phase, which bodes very well for the future.

So, that's why when we take a look at overall organic growth, we've been guiding to the 6 to 8% range and that's where we think we can be. There's no question. And I see where you're coming from when you look at the amount of bookings that are coming in the door, which bodes well for high organic growth. And we're just going to have to see how it unfolds from quarter-to-quarter. But there's no question, if you just measured the bookings side organic growth would be huge.


Ferat Ongoren - Citigroup - Analyst


You didn't talk about next year, but essentially we should assume that your organic revenue growth projection percentage wise remains the same based on bookings in there?


Mark Newman - DRS Technologies - Chairman, President, CEO


We didn't talk about next year because, as we said on the last call, we gave an inkling about next year. We still have to finish our plans and because we're on a March year end, that's the season that we're in right now, putting together our strategic and, of course, our annual operating plan for next year. It's just a little premature to measure exactly what it is, but I think it will be easy to draw some conclusions -- forgetting Engineered Support for a minute, if you take the rest of our business, it would be easy to draw some conclusions that once a lot of this stuff gets into production, you're going to see a nice increase in organic growth. We just haven't measured the exact number right now.


Ferat Ongoren - Citigroup - Analyst


A quick question on the operating income guidance or the margin guidance, the implied guidance embedded into your numbers for the next quarter. The numbers imply kind of a 4 million additional operating income, compared to last year. And essentially, I'm looking at the revenues from the acquisition. They tend to have pretty high margins. And just the operating income from acquisitions should basically make up for that 4 million and maybe more, and you should have an additional $16, $17 million revenues. What's your sense about the operating income next quarter, because it seems like your guidance is somewhat unsure at this time?


Richard Schneider - DRS Technologies - EVP, CFO


The guidance that we put out at the low end implies a margin of 11.5% for the quarter. At the high-end margin, a little higher. Remember, we had much higher interest expense in this third quarter than we did in last year's third quarter. I'm very comfortable with the margins. I think there's nice margin improvement versus the second quarter, as well as compared to last year's quarter.


Ferat Ongoren - Citigroup - Analyst


Okay.


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Mark Newman - DRS Technologies - Chairman, President, CEO


And the good news is if we complete the transaction, we'll be putting that money to use, so that we'll be earning more on that money than we were just having it sit in the bank, so to speak.


Ferat Ongoren - Citigroup - Analyst


I'm talking about it -- one final question, could we just confirm that (indiscernible) of the financing arrangements are in place for the acquisition, and you don't see any pressure from increased rates, etc.?


Mark Newman - DRS Technologies - Chairman, President, CEO


When we prepared our model, and Rich can correct me if I'm wrong, but when we prepared our models, we assumed something to where we thought interest rates were going to go. So, we don't see anything deviating from the model that we've put together. We don't see any change in the ratio between cash and stock. We still think it's perfectly on target for what we said. In essence, 30% cash and 70 -- I'm sorry 30% stock and 70% cash. I think we're right on target for that, they're no surprises. We were anticipating where rates would be, and they're no surprises in that right now. So, I don't think anything is changing from what we've said before.


Ferat Ongoren - Citigroup - Analyst


Okay, good quarter. Thanks for the answers.


Operator


Howard Rubel, Jefferies.


Howard Rubel - Jefferies - Analyst


Just a couple of follow-up questions. First, could you address, Rich, the tax rate?


Richard Schneider - DRS Technologies - EVP, CFO


Yes, the tax rate for the balance of the year will be 42% in each of the quarters. Obviously it was significantly less in this quarter, and we had talked about that during the first-quarter conference call. We knew we were wrapping up our audit with the IRS and that there was going to be a tax adjustment, and it turned out to be about $3 million, $0.10 a share.


Howard Rubel - Jefferies - Analyst


Can you have any more of those going forward?


Richard Schneider - DRS Technologies - EVP, CFO


We don't anticipate any. The IRS is auditing the next period, but it will be a couple years, I'm sure, before that's resolved.


Howard Rubel - Jefferies - Analyst


We try, you know?


Mark Newman - DRS Technologies - Chairman, President, CEO


I think we're going in the right direction.


Howard Rubel - Jefferies - Analyst


No, it is and I agree and I appreciate that. Could you just go back a little bit and touch on the fact that we'd all like to be able to straight-line the growth on a year-over-year basis, it makes life easier. But in all seriousness, the guidance for the third quarter seems a little bit light versus the growth rate that you've been enjoying. And is there something else in there in the way of timing that's a factor? Because when we look at where you are for the year, clearly the fourth quarter is very strong?

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Richard Schneider - DRS Technologies - EVP, CFO


I appreciate you giving me the opportunity to answer that because Ferat made a statement that it was very low in the third quarter. At the $370 million range, which is the low end of the revenue guidance, the implied organic growth is about 7%. And at the high-end the organic growth is 8%. Looking at the full-year guidance at the low end of the 1.5 billion, the implied organic growth is over 9% and at the high end it's at about 11%. So, I think we're reflecting pretty good organic growth and very consistent with what we've been saying all year long.


Mark Newman - DRS Technologies - Chairman, President, CEO


And one of the reasons that the fourth quarter is going to get such an up tick is because, remember what we were saying before, there's a lot of development that's come through that then will start to translate into production beginning in the fourth quarter. So, that's why we're seeing a little more growth going into the fourth quarter.


Howard Rubel - Jefferies - Analyst


And then the last question -- that makes a lot of sense and that clarity really is very important and I appreciate that. And then the last question, Mark, if you might be able to address for a moment, because of the way you've been able to expand the aperture of the Company just as it currently exists, do you have a sense of what your outstanding bids are and what sort of win rate you've been able to land? Both look pretty good.


Mark Newman - DRS Technologies - Chairman, President, CEO


We don't have tons of outstanding bids at any one point in time because, remember, we've won so many things that a lot of what we're seeing is coming through on the exercise of options. That hand-held thermal imager, on the other hand, was something that we bid on and it came in as a very substantial win because of the work that we've been doing. I think that there's a lot of opportunity still out there for us, and I think things are looking very healthy.


Howard Rubel - Jefferies - Analyst


I want to just push it a little bit more. Is some of this going to be driven by reset opportunities? For example, with the Bradley, you alluded to the fact that you've supplied cables for 500 and clearly the overall reset could be three or four times that?


Mark Newman - DRS Technologies - Chairman, President, CEO


I'll tell you in all honesty, as we've gone through quarter-by-quarter reviews with our own operating people, some of the real value of what's happening from the point of view of reset dollars and supplemental dollars is starting to come into the fold, where even the operating entities that we have are beginning to believe that the business is coming in.

So, it's not that we've been trying to hold back guidance. It's really the fact that nobody knew exactly how that money was going to get spent, and now it's starting to come in very nicely. Probably out of the billion dollars that we booked so far, there's about $300 million that's come in through supplemental reset type dollars. And there is still room left from those budgets that will come in in the second half of the year. So, we're doing a very good job just on the normal business, and then we're starting to see some nice benefits from the supplemental.


Howard Rubel - Jefferies - Analyst


Thank you very much, gentlemen.

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Operator


Patrick McCarthy, Friedman Billings Ramsey.


Patrick McCarthy - Friedman Billings Ramsey - Analyst


My first question is I was wondering if you could just touch on the margins in the Surveillance and Reconnaissance business for the quarter. We have seen very good margins before in that business, but they were exceptional this quarter. And if there are any kinds of puts and takes to that?


Mark Newman - DRS Technologies - Chairman, President, CEO


I'll let Rich answer that.


Richard Schneider - DRS Technologies - EVP, CFO


There's always going to be puts and takes. Every quarter, we ship a different mix of products, so the margins are always going to fluctuate especially by quarter. There was nothing terribly unusual in this quarter. NVEC is coming online -- but if you look back over time, in the first quarter the margins were 11% -- actually 10.4%. Last year's first quarter, they were 9.8%. So, it is going to fluctuate.


Mark Newman - DRS Technologies - Chairman, President, CEO


It's really the mix of work that they're doing at any point in time. That's the thing that influences it.


Patrick McCarthy - Friedman Billings Ramsey - Analyst


I was wondering if you could also just touch on the free cash flow in the quarter -- it was very, very strong. If you could just talk about what was going on there to help that out.


Richard Schneider - DRS Technologies - EVP, CFO


Really nothing was going on. As we said all along, the first quarter and the third quarter are always going to be our weakest quarters from a cash flow standpoint just the way our debt interest payments are structured. And the second quarters and the fourth quarters will always be stronger.


Patrick McCarthy - Friedman Billings Ramsey - Analyst


Okay. And then if you look at the backlog -- the balance I guess of the backlog across services has been getting better and better with each quarter. Could you give us a sense now of where your backlog lays across the services? And I guess maybe if you could address it, how that would be impacted by the Engineered transaction, as well, if you have that data.


Mark Newman - DRS Technologies - Chairman, President, CEO


Well, we don't have that data in front of us, but just on the surface what you'll see with Engineered Support is where we are probably sitting at about 7 or 8% Air Force, for example. We are estimating that Air Force could be as high as 25%. I think what you'll see right now is about half of our backlog is Army, actually let's see - you got `06 stand-alone? Right now for `06 to date -- or is this -- is that sales the full year or is that backlog? All right, projected sales then, we are looking at about 41% Army and 26% Navy and the rest divided up 9% Air Force, 13% international and 11% on the government stuff. I think what you'll see if you looked on a pro forma basis with Engineered Support is you are going to see more Air Force in the 23 to 25% range and, therefore, Navy will come down to maybe 18% or so, which we have talked about before. I think the real take away here is that it is starting to get a lot better rounded. We have a lot more diversification among the customers, and I think that is the key going forward. We're not tied to any one service anymore. We have got some heavy Army exposure, but that is good right now and that can change as other stuff comes in from the other services. So, I think what you're looking at is a very well rounded, diversified business.


Patrick McCarthy - Friedman Billings Ramsey - Analyst


Then if you could just touch on the C4I business in the third-quarter and the fourth-quarter. Are there any particular programs there that should drive growth or should we look for kind of a moderate growth period there for that business?

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Mark Newman - DRS Technologies - Chairman, President, CEO


I think we are looking at a nice growth there, as well. They have got certain areas that are going like gangbusters, other things are just normal. I think both of our segments are doing very well though, and you will see fluctuations between them depending on what goes out the door at any point in time or what is in backlog at any point in time, but I think both segments are very healthy.


Patrick McCarthy - Friedman Billings Ramsey - Analyst


Thanks for taking my call.


Operator


David Gremmels, Thomas Weisel Partners.


David Gremmels - Thomas Weisel Partners - Analyst


Kind of a general question on margins. You have had a lot of wins of new development contracts. The Marine Corps binocular one was a very nice win, obviously, and that gives you good visibility into the top line, but it is also lower margin work initially. Can you just talk about the contract mix in the backlog? Is that more or less tilted toward development versus production than it has been historically?


Mark Newman - DRS Technologies - Chairman, President, CEO


Not necessarily and I don't know how you know that the Marine Corps job, for example, is lower margin historically. I mean, we haven't talked about where we think the margins are in that program. I think that we have got tremendous capability in that IR area, and it is putting us in a position to win some significant programs. I think as time goes on that we are actually lowering the cost of producing a lot of these products. I think we are looking at a healthy backlog, very healthy mix of business.

I think we have always said that if you can do 10 to 12% operating margins in this business you are doing very well, and you are going to have a mix of development and cost-type contracts, which will return less, and you may have a couple of production contracts occasionally that will return more, but when you look at the overall base you are in that 10 to 12% range and performing well. I think we could say we're still in that range.


David Gremmels - Thomas Weisel Partners - Analyst


Okay. And just one other on the litigation reserve - a couple million. Can you just bring us up to date on the status of that litigation? Will these expenses continue or is this it?


Mark Newman - DRS Technologies - Chairman, President, CEO


No, I think that we took a look at something, and we gave it a good scrub. Don't think it will be much more, we don't think it will be way less, but I think it's a very fair assessment at this point of where we expect some of these things to be.


David Gremmels - Thomas Weisel Partners - Analyst


Is there any other one-time kind of items to be aware of just in the back half of this year?


Richard Schneider - DRS Technologies - EVP, CFO


If there were, we would have accrued for them. I can't plan how one-time charges occur, but if there was anything I was aware of, it would have been recorded already.


David Gremmels - Thomas Weisel Partners - Analyst


Thank you.

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Operator


Myles Walton, CIBC World Markets.


Myles Walton - CIBC World Markets - Analyst


Nice quarter. Between the two budgets, the two FY '06 budgets that are currently in conference, what is the delta for you, DRS, that's up for grabs? I know that there's a pretty big ship building opportunity in either direction, kind of any idea you have on which way it's leaning?


Mark Newman - DRS Technologies - Chairman, President, CEO


We have our core business, which looks like it's going to be very sound in the budget. There's going to be add-ons to the budget that we think we'll see our fair share of. So, I would say overall I think this next budget should be pretty healthy for us. But like anything you've got to do the budget once it actually gets passed. We have the best visibility we can, but the ultimate visibility is when the budget gets signed, as you know. So, then you take a look at where you are.


Myles Walton - CIBC World Markets - Analyst


All right, that's fine. And last quarter, you were kind enough to give us the portion of the bookings that came from supplemental-related funds, and I guess it was about $124 million last quarter. Is there anything of that in this quarter?


Mark Newman - DRS Technologies - Chairman, President, CEO


Yes. I think what we said was just before that we've got about a total of $300 million total that we've seen so far from the -- in that range that we've seen from the supplemental.


Myles Walton - CIBC World Markets - Analyst


Okay, that's perfect (multiple speakers). What's that?


Mark Newman - DRS Technologies - Chairman, President, CEO


That is a total bookings of about $1 billion, a little over $1 billion.


Myles Walton - CIBC World Markets - Analyst


And in terms of the EASI acquisition, $250 million is still what you consider the timing that will probably add to FY '06 revenues?


Mark Newman - DRS Technologies - Chairman, President, CEO


Keep in mind, that was assuming that the deal closed by the end of our third quarter, December 31st. If it closes in January where -- probably our best guess right now is it would be in January, then it would be a little less than that.


Myles Walton - CIBC World Markets - Analyst


Okay.


Mark Newman - DRS Technologies - Chairman, President, CEO


As soon as we have a better idea of when it will close, then we can do a forecast to where we think it will be. And it might be that by the time -- we're getting feedback, I don't know if you're getting feedback -- feedback from the electronics, not from EASI. By the time we announce our third quarter, which is usually in February, we'll know at that point whether we've closed or not, and chances are we will have closed, and then we'll be able to forecast where we think we'll be for the full year and for that fourth quarter. So, we'll have a handle around that at that point.


Myles Walton - CIBC World Markets - Analyst


All right, great. Thanks again. Nice quarter.

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Operator


Peter Arment, JSA Research.


Peter Arment - JSA Research - Analyst


I wonder if I could just follow up on David's question regarding your funding mix I guess between fixed and cost-plus, including just EASI. I don't know if you have that data available, but just sort of rough order of magnitude what your mix will be on the $3 billion in sales pro forma?


Richard Schneider - DRS Technologies - EVP, CFO


From a DRS standpoint, the fixed has been between 75 and 80% -- fixed is 75 to 80%, sorry. Engineered Support is a little bit less than that. They do have a big services and support business, which is more time and material or cost-plus related, but they still have a strong component of their business that is fixed-priced. It's probably about 60/40.


Peter Arment - JSA Research - Analyst


Okay, great. Thanks, guys.


Operator


Steve Binder, Bear Stearns.


Steve Binder - Bear Stearns - Analyst


Mark, you touched on the supplemental contribution for the first six months. My sense was $300 million was what you were hoping for out of the supplemental. Should we expect more out of the '05 supplemental that you're going to book this year or is that pretty much it?


Mark Newman - DRS Technologies - Chairman, President, CEO


We could see some more, and I will say this, when we talk about the $300 million, so far we're kind of estimating that that's out of the supplemental. But keep in mind that a lot of this is mixed with what would have been in the regular budget anyway, but maybe they're using it for the supplemental. So, it doesn't mean that all of that wouldn't have come in or some portion of that wouldn't have come in if there wasn't a supplemental.

It's just how they've chosen to fund the stuff right now, and that's what we're seeing, and that's why it's been hard to get our arms around the supplemental completely. Because believe me, we go out to our review meetings with our people, and we try to get a feel for what's coming from different parts of the budget, and they don't always know until the contracts come in. Based on everything that I've been told so far, we should see some more before the end of the fiscal year.


Steve Binder - Bear Stearns - Analyst


Some more meaning order of magnitude about $100 million or so or more than that?


Mark Newman - DRS Technologies - Chairman, President, CEO


I would say that that's a good number; it could be more.


Steve Binder - Bear Stearns - Analyst


Do you expect this to ship over a two-year period?

Mark Newman - DRS Technologies - Chairman, President, CEO


Most of it you would see at least starting next fiscal year, but you could see two or three years. But there will be add-ons to that stuff, too.


Steve Binder - Bear Stearns - Analyst


All right. And then do you have a sense in looking at the supplemental as part of the '06 budget, there's a disconnect between the Senate and the House by about $6 billion for procurement; the Senate side is showing $8 billion in change. I was just wondering, have you looked at it to see what kind of -- because obviously the key question is going to be how recurring this benefit is that you're seeing right now. Do you get the sense that you'll get at least as much next year?


Mark Newman - DRS Technologies - Chairman, President, CEO


I would say that if I had to look at a forecast for next year, which I haven't looked at yet in terms of our operating plan, you'll probably see healthy bookings again for next year. But it's hard to talk about that because I haven't had a chance to evaluate it, so I don't know how large it's going to be. But I think overall we're feeling comfortable that we're going to see some good revenue growth in fiscal '07, and I think we're going to see a very healthy business certainly for the next two to three years based on everything that we know today.


Steve Binder - Bear Stearns - Analyst


And do you see any -- because you're going to have -- obviously the ramp has been modest so far but it should obviously be more of a hockey stick next year. I think Steve asked about the focal plane issue, but are you seeing any issues from a supplier standpoint, any concerns in the pipeline?


Mark Newman - DRS Technologies - Chairman, President, CEO


Nothing major at this point. And keep in mind, focal planes we're producing. We've got the capacity to build what we need to build.


Steve Binder - Bear Stearns - Analyst


Rich, just a couple questions on -- in the last Q you provided margin contributions from Night Vision and Codem. Were they still running at over 20% this quarter?


Richard Schneider - DRS Technologies - EVP, CFO


No, they're not that high, but they're still very healthy.


Steve Binder - Bear Stearns - Analyst


And can you just give a couple of items, cash taxes in the quarter and also maybe where the working capital benefit came from in the quarter?


Richard Schneider - DRS Technologies - EVP, CFO


Cash taxes were about $21 million, that's year-to-date. And the working capital difference in the second quarter was about $18.5 million, accounts receivable declined $7 million, inventory went up about $8 million, prepaid expenses were up about $4 million and accounts payable went down about $2 million. Accrued expenses were up about $7 million, customer advances were up about $11 million and then everything else is kind of small.


Steve Binder - Bear Stearns - Analyst


Great. Thanks very much.


Operator


(OPERATOR INSTRUCTIONS). Heidi Wood, Morgan Stanley.

Greg Alexopoulos - Morgan Stanley - Analyst


This is actually Greg Alexopoulos for Heidi. Can you give us a little bit more color on the Tactical Range Thermal Imager and how that breaks out over the five-year period?


Mark Newman - DRS Technologies - Chairman, President, CEO


The first contract was about $46 million. So, I would see that going into next fiscal year. And then, if it's like anything else that we've been looking at, way before you ever finish the production of what you've got, they start to add on the additional increments that come from an IDIQ contract. What we are finding is that as our stuff has been going into active field testing, it's getting received very well. These new thermal products that we're putting out are among the best technology that the military has seen to date. And I can tell you that the troops can't wait to get their hands on it.


Greg Alexopoulos - Morgan Stanley - Analyst


That sounds fantastic. What additional opportunities do you see in the uncooled IR market right now?


Mark Newman - DRS Technologies - Chairman, President, CEO


We're going to see a lot more on thermal weapons, a lot more on these handheld units. Our DVE product is doing very, very well, and it's getting great acceptance, the Driver Vision Enhancers. So, I think we're just scratching the surface on uncooled thermal.


Greg Alexopoulos - Morgan Stanley - Analyst


Another question regarding the bookings. The last two quarters have been unbelievable in terms of book to bill. Has something changed there or should we see this level of bookings in terms of book to bill going forward for the next two quarters?


Mark Newman - DRS Technologies - Chairman, President, CEO


We think that the full year should be well in excess of one times sales. The problem is you just don't know with government contracting exactly when the stuff is going to fall in, so it could move from one quarter to the next. But I would say we're having a very healthy bookings year, there's no question about that.


Greg Alexopoulos - Morgan Stanley - Analyst


You mentioned that there are a number of programs that are going to be transitioning from development to production in the fourth quarter and that's why you expect a very healthy fourth quarter. Can you give us a sense of which are those programs?


Mark Newman - DRS Technologies - Chairman, President, CEO


If you just look at programs like the Thermal Weapons Sights II, that's coming out of development now, it's been tested and it's going into full production. If you look at the Apache system, the FLIR for the upgrade to the Apache, that's starting to pick up. There's probably our HTI program, Horizontal Technology Integration, that's come out of development, that's picking up. Even our computers -- there have been modifications to that stuff where they've wanted additional capability on the rugged computers, and that's starting to kick in. So, it's probably across the board.

We're doing work right now on improvements to the ground vehicles from a prognostic and diagnostic point of view. We've booked some huge contracts for that operation over the last quarter. That's got a big slug of development that will be done probably over the next six to nine months. There's a host of them, it's hard to think of them all -- there are so many programs, you can't keep them all straight, but I would say it's across the board.


Greg Alexopoulos - Morgan Stanley - Analyst


Okay. And in terms of international sales, I've noticed that it's becoming a larger priority for your peers especially as the top line starts to slow down a little bit. Are you focusing on international sales, as well?

Mark Newman - DRS Technologies - Chairman, President, CEO


One of our biggest markets in rugged computers for example is the Bowman program, which are the computers that are being used in the U.K., and that's a nice, healthy business for us. And we've got a number of initiatives. We've always targeted that we wanted to be 20% international. Right now, we're in the 15% range so there's room for growth. The market for our stuff is here, obviously the bulk of it, but there are lots of initiatives that we've got going overseas. It's just a question of getting the stuff booked.

And I never like to talk about the programs that we're hoping to get in, because my feeling is wait until it comes in, then talk about it. I can tell you there are some interesting things going on, but I'd rather see it booked, and then say here was one of the interesting things that I was thinking about. I'm not trying to avoid the question, it's really -- I don't think it's helpful to start naming programs.


Greg Alexopoulos - Morgan Stanley - Analyst


Sure, I understand. And finally, can you just touch on Gordon England floating this $32 billion budget cut through '11. Do you discount that at all? What's your feeling when something like this comes out, even outside of the QDR and the President's budget?


Mark Newman - DRS Technologies - Chairman, President, CEO


Look, obviously if people in the DOD are talking about cutting budgets instead of increasing budgets, that's got to have an effect someplace. But when they start to weigh those things out and they figure out how many thermal imagers can you buy for the cost of a DD(X), you find out where the real savings start to come from. So, they generally take a look at the high-ticket items, then they take a look at their readiness budget. Because if they feel that they're up tempo and their readiness is at a very high level, sometimes they can cut back a little bit there, and they start going across the board.

I think if you're in the high-tech part of the budget, in the open-end part of the budget for the kinds of things we make, you'll find that it will have a better shot in a period of down budgets. But keep in mind, there's a huge process that has to go on from the time somebody whispers that we'd like to see budget cuts to the time Congress actually votes on those budget cuts, and then the time you actually see them implemented.

I think there's a long period of time from now until then. Just like when they talked about increasing the budgets, you didn't see it all happen overnight. It took years for it to spool up, it takes years for it to come down. But I think if I had to choose areas to be in, I would rather be in the kinds of areas that we're in right now.


Greg Alexopoulos - Morgan Stanley - Analyst


Great. Thanks, Mark. I appreciate it.


Operator


Michael French, Kaufman Brothers.


Michael French - Kaufman Brothers - Analyst


You've discussed in the past using your advanced infrared technology for counter IED operations. And the Pentagon is in the process of creating a new IED task force headed by a three- or four-star general, a little involved in military, the intelligence community, the FBI, Rand (ph) and industry. Do you plan to participate in this task force or are there any other developments with respect to this capability?


Mark Newman - DRS Technologies - Chairman, President, CEO


I think that there will probably be subcontracting opportunities for us there. When they look at an operation like this, for something that's this important, and it's such a huge problem that needs to be solved, it goes into the world of -- the secret world, and there are going to be initiatives going on and I think a lot of companies are going to play in those initiatives. There's no question -- you hear terms bandied about like this should be the Manhattan Project and all this kind of stuff.

Well, when you heard of the last Manhattan Project, World War II was over by the time they talked about it. I don't put a lot of stock in that. I think the whole world now knows that's an IED problem, that's not a secret. The question is what you have to do to meet that threat, and that is an evolving threat just like the technologies that will be needed are going to have to be evolving.

So, we're going to hopefully play in that, but as a U.S. citizen, my hope is that no matter what happens we're able to solve the problem, and that's what we should all pray for.


Michael French - Kaufman Brothers - Analyst


I definitely agree with you on that and good luck.


Operator


Chris Quilty, Raymond James & Associates.


Chris Quilty - Raymond James & Associates - Analyst


A question for you. Although you weren't involved in the original Armed Reconnaissance Helicopter, I'm at least hearing some rumblings that there may be a potential opening for a second source supply or perhaps rebid or back-up activity. Is that anything that you're seeing or are involved with?


Mark Newman - DRS Technologies - Chairman, President, CEO


It's absolutely something that we're seeing, and it's something that we're looking at right now.


Chris Quilty - Raymond James & Associates - Analyst


And is that addressable with the current solution that you have today?


Mark Newman - DRS Technologies - Chairman, President, CEO


I'm not technical, so I don't know what our guys are playing with over there. But there's no question we have some tremendous technology that would be considered state-of-the-art. And there's no reason why some of that wouldn't apply to their problem.


Chris Quilty - Raymond James & Associates - Analyst


And I don't know if we addressed this in a prior conference call, but were you actively involved in the first round and was there a specific reason why you feel you weren't selected? Was it just being on the wrong team or something specific to the design?


Mark Newman - DRS Technologies - Chairman, President, CEO


We never got involved with the team. They were looking for a very low-cost approach, and I think that's why they took the approach they did in the bid. Now what's happened obviously is the Army is beginning to question whether they need something of that quality or whether they need something of a much higher caliber to do the job in that environment. And that's the problem right now that they're facing.

So, I'm not saying you would put a Mast Mounted Sight, because that's older technology on an ARH like we do for the Kiowa. But there's a system that is proven in all kinds of extreme conditions. And what I'm hearing is they don't see that with the approach that Bell took. So, now they're testing that rigorously, and they're looking at some alternatives. And maybe there's an opportunity for us there.


Chris Quilty - Raymond James & Associates - Analyst


Good. Shifting over to ship board propulsion, can you give us an update of where you stand on that technology development curve with the permanent magnet motor? I know there were issues last year. And as a corollary to that, what are your feelings about the DD(X) versus LCS programs, where they may decide to make cuts or rebalance their focus? And from your perspective is it net net equal if they go one direction versus the other in your positioning and what you would see in terms of contribution?

Mark Newman - DRS Technologies - Chairman, President, CEO


We do a lot more for these ships besides permanent magnet motors, and we do engine packaging and things like that. So, LCS is a very good opportunity for us. As far as permanent magnet motors are concerned, we did have a problem a year ago. We resolved the problem. We now have the motor all buttoned up and being tested right now in our own facilities. So, the Navy does have a tremendous device that they paid for. We believe that in the long run, the Navy is going to go electric, and we believe in the long run, permanent magnet motor is the way to go. And there's funding that's coming to us to continue the development and testing of that motor.

So, whether it ends up on a DD(X), a CG(X), an upgraded DDG, the only thing I would predict at this point is that the Navy will go electric at some point and that we're going to participate in it. As far as DD(X) goes as a program, you've read everything that I've read on it probably. It's an expensive ship. It's a ship that a lot of people in the Navy desire. And it's going to finally come down to budget trade-offs as to whether they actually build that particular ship. If they do, we're there to support it. If they go another direction, hopefully we can support that.


Chris Quilty - Raymond James & Associates - Analyst


Very good, thank you.


Operator


Patrick McCarthy, Friedman Billings Ramsey.


Patrick McCarthy - Friedman Billings Ramsey - Analyst


I was wondering if you could give us the organic growth in the quarter for each of the operating segments.


Richard Schneider - DRS Technologies - EVP, CFO


No problem, Patrick. In the quarter the overall organic growth, as we said, was 5.6%, in C4I it was 9.6%, and in the S&R Group it was 1.2%.


Patrick McCarthy - Friedman Billings Ramsey - Analyst


Thank you very much.


Mark Newman - DRS Technologies - Chairman, President, CEO


Can I just say something? That's a very interesting point because seeing the tremendous bookings that are coming in in the Surveillance and Reconnaissance Group, which is going to translate into organic growth down the road. And that's why for years now we've said that you can't just judge any one particular quarter for organic growth or one particular segment, because it's really a function of booking business and then shipping business.


Operator


And it appears there are no further questions at this time.


Mark Newman - DRS Technologies - Chairman, President, CEO


Okay. Well, if that's the case, I just want to thank you all for joining us today, and I look forward to speaking with you again on our next call in February. Thank you.


Operator


That does conclude today's conference. Thank you for your participation and have a wonderful day.

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